Filed Pursuant to Rule 424(b)(2)
File No. 333-180728

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Medium Term Notes, Series K, Notes Linked to 3 Month LIBOR due August 25, 2021	$25,000,000	$3,220.00

(1)	The total filing fee of $3,220.00 is calculated in accordance with Rule 457(r) of the Securities Act of 1933 (the “Securities Act”) and will be paid by wire transfer within the time required by Rule 456(b) of the Securities Act.

PRICING SUPPLEMENT No. 450 dated August 18, 2014 (To Prospectus Supplement dated April 13, 2012 and Prospectus dated April 13, 2012)

Wells Fargo & Company Medium-Term Notes, Series K
Fixed to Floating Rate Notes Notes Linked to 3 Month LIBOR due August 25, 2021

■	Quarterly interest payments

■	The per annum rate of interest payable on the notes will be equal to 2.125% for the first two years and thereafter will be reset quarterly and will be equal to 3 month LIBOR plus 0.50%, but in no event will such rate be more than the applicable maximum interest rate or less than the minimum interest rate, for any quarterly interest period

■	The maximum interest rate applicable to each quarterly interest period after the second year is:

	Year 3	3.25% per annum
	Year 4	3.75% per annum
	Year 5	4.50% per annum
	Year 6	5.00% per annum
	Year 7	5.50% per annum

■	Term of approximately 7 years

■	All payments on the notes are subject to the credit risk of Wells Fargo & Company; if Wells Fargo & Company defaults on its obligations, you could lose some or all of your investment

■	No exchange listing; designed to be held to maturity

Investing in the notes involves risks not associated with an investment in conventional debt securities. See “Risk Factors” on page PRS-5.

The notes are unsecured obligations of Wells Fargo & Company and all payments on the notes are subject to the credit risk of Wells Fargo & Company. The notes are not deposits or other obligations of a depository institution and are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency of the United States or any other jurisdiction.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Original Offering Price	Agent Discount(1)	Proceeds to Wells Fargo
Per Note	$1,000.00	$2.50	$997.50
Total	$25,000,000.00	$62,500.00	$24,937,500.00

(1)

See “Plan of Distribution (Conflicts of Interest)” in the prospectus supplement for further information including information regarding how we may hedge our obligations under the notes and offering expenses. Wells Fargo Securities, LLC, a wholly owned subsidiary of Wells Fargo & Company, is the agent for the distribution of the notes and is acting as principal.

Wells Fargo Securities

Fixed to Floating Rate Notes

Notes Linked to 3 Month LIBOR due August 25, 2021

Investment Description

The Notes Linked to 3 Month LIBOR due August 25, 2021 are senior unsecured debt securities of Wells Fargo & Company and are part of a series entitled “Medium-Term Notes, Series K.”

All payments on the notes are subject to the credit risk of Wells Fargo.

You should read this pricing supplement together with the prospectus supplement dated April 13, 2012 and prospectus dated April 13, 2012 for additional information about the notes. Information included in this pricing supplement supersedes information in the prospectus supplement and prospectus to the extent it is different from that information. Certain defined terms used but not defined herein have the meanings set forth in the prospectus supplement.

You may access the prospectus supplement and prospectus on the SEC website www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus Supplement dated April 13, 2012 and Prospectus dated April 13, 2012 filed with the SEC on April 13, 2012: http://www.sec.gov/Archives/edgar/data/72971/000119312512162780/d256650d424b2.htm

Investor Considerations

We have designed the notes for investors who:

¡	seek current income of a fixed 2.125% per annum for the first two years and are willing to accept a floating rate of interest thereafter;

¡

seek an investment with a per annum interest rate that will be reset quarterly after the second year and will be equal to 3 month LIBOR plus 0.50%, but in no event will such rate be more than the applicable maximum interest rate or less than the minimum interest rate, for any quarterly interest period;

¡

understand that the interest rate on the notes for any quarterly interest period after the second year will never be higher than the applicable maximum interest rate regardless of how high 3 month LIBOR rises;

¡

understand that the cumulative interest rate for the first two years will be 2.125% per annum and that if 3 month LIBOR plus 0.50% is less than the applicable maximum interest rate for any quarterly interest period after the second year, the cumulative interest rate for that year will be less than such applicable maximum interest rate; and

¡	are willing to hold the notes until maturity.

The notes are not designed for, and may not be a suitable investment for, investors who:

¡	seek a liquid investment or are unable or unwilling to hold the notes to maturity;

¡	expect interest rates to increase beyond the rates provided by the notes;

¡	are unwilling to accept the credit risk of Wells Fargo; or

¡	prefer the certainty of investments with fixed coupons for the entire term of the investment and with comparable maturities issued by companies with comparable credit ratings.

PRS-2

Fixed to Floating Rate Notes

Notes Linked to 3 Month LIBOR due August 25, 2021

Terms of the Notes

Pricing Date:	August 18, 2014.
Issue Date:	August 25, 2014. (T+5)
Original Offering Price:	$1,000 per note. References in this pricing supplement to a “note” are to a note with a principal amount of $1,000.
Stated Maturity Date:	August 25, 2021. The notes are not subject to redemption by Wells Fargo or repayment at the option of the holder prior to the stated maturity date.
Payment at Maturity:	A holder will be entitled to receive on the stated maturity date a cash payment in U.S. dollars equal to $1,000 per note, plus any accrued and unpaid interest.
Interest Payment Dates:

Each February 25, May 25, August 25 and November 25, commencing November 25, 2014 and ending at maturity. Except as described below for the first interest period, on each interest payment date, interest will be paid for the period commencing on and including the immediately preceding interest payment date and ending on and including the day immediately preceding that interest payment date. This period is referred to as an “interest period.” The first interest period will commence on and include the issue date and end on and include November 24, 2014. Interest payable with respect to an interest period will be computed on the basis of a 360-day year of twelve 30-day months. If a scheduled interest payment date is not a business day, interest will be paid on the next business day, and interest on that payment will not accrue during the period from and after the scheduled interest payment date.

Interest Rate:

The interest rate that will apply during the first eight interest periods (up to and including the interest period ending August 24, 2016) will be equal to 2.125% per annum. For all interest periods commencing on or after August 25, 2016, the interest rate that will apply during an interest period will be equal to 3 month LIBOR on the determination date for such interest period plus 0.50%, but in no event will such rate be more than the applicable maximum interest rate or less than the minimum interest rate.

The “determination date” for an interest period commencing on or after August 25, 2016 will be two London banking days prior to the first day of such interest period.

“3 month LIBOR” means, for any determination date, the arithmetic mean of the offered rates for deposits in U.S. dollars having a 3 month maturity, commencing on the second London banking day immediately following that determination date that appear on the designated LIBOR page as of 11:00 a.m., London time, on that determination date, if at least two offered rates appear on the designated LIBOR page, provided that if the designated LIBOR page by its terms provides only for a single rate, that single rate will be used. The “designated LIBOR page” means the display on Reuters, or any successor service, on page LIBOR01, or any other page as may replace that page on that service, for the purpose of displaying the London Interbank rates for U.S. dollars.

If (i) fewer than two offered rates appear or (ii) no rate appears and the designated LIBOR page by its terms provides only for a single rate, then the calculation agent will request the principal London offices of each of four major banks in the London Interbank market, as selected by the calculation agent, to provide the calculation agent with its offered quotation for deposits in U.S. dollars for a 3 month period commencing on the second London banking day immediately following that determination date to prime banks in the London

PRS-3

Fixed to Floating Rate Notes

Notes Linked to 3 Month LIBOR due August 25, 2021

Terms of the Notes (Continued)

Interbank market at approximately 11:00 a.m., London time, on that determination date and in a principal amount that is representative of a single transaction in U.S. dollars in that market at that time. If at least two quotations are provided, 3 month LIBOR determined on that determination date will be the arithmetic mean of those quotations.

If fewer than two quotations are provided, 3 month LIBOR will be the arithmetic mean of the rates quoted at approximately 11:00 a.m. in New York, New York on that determination date by three major banks in New York, New York selected by the calculation agent for loans in U.S. dollars to leading European banks, having a 3 month maturity and in a principal amount that is representative of a single transaction in U.S. dollars in that market at that time.

If the banks so selected by the calculation agent are not quoting as set forth above, 3 month LIBOR on such determination date will be determined by the calculation agent in a commercially reasonable manner.

Calculation Agent:	Wells Fargo Securities, LLC.
Maximum Interest Rate:	The maximum interest rate applicable to an interest period commencing on or after August 25, 2016 is as follows:
	Commencing August 25, 2016 and ending August 24, 2017	3.25% per annum
	Commencing August 25, 2017 and ending August 24, 2018	3.75% per annum
	Commencing August 25, 2018 and ending August 24, 2019	4.50% per annum
	Commencing August 25, 2019 and ending August 24, 2020	5.00% per annum
	Commencing August 25, 2020 and ending August 24, 2021	5.50% per annum
Minimum Interest Rate:	0.00%
Material Tax Consequences:	For a discussion of the material U.S. federal income tax consequences of the ownership and disposition of the notes see “United States Federal Tax Considerations” below.
Agent:

Wells Fargo Securities, LLC, a wholly owned subsidiary of Wells Fargo & Company. The agent may resell the notes to other securities dealers at the original offering price of the notes less a concession not in excess of $2.50 per note.

The agent or another affiliate of ours expects to realize hedging profits projected by its proprietary pricing models to the extent it assumes the risks inherent in hedging our obligations under the notes.

No Listing:	The notes will not be listed on any securities exchange or automated quotation system.
Denominations:	$1,000 and any integral multiple of $1,000
CUSIP:	94986RUS8

PRS-4

Fixed to Floating Rate Notes

Notes Linked to 3 Month LIBOR due August 25, 2021

Risk Factors

Your investment in the notes will involve risks. You should carefully consider the risk factors set forth below as well as the other information contained in the prospectus supplement and prospectus, including the documents they incorporate by reference. You should reach an investment decision only after you have carefully considered with your advisors the suitability of an investment in the notes in light of your particular circumstances.

The Amount Of Interest You Receive May Be Less Than The Return You Could Earn On Other Investments.

Interest rates may change significantly over the term of the notes, and it is impossible to predict what interest rates will be at any point in the future. Although the interest rate on the notes will be equal to 2.125% per annum for the first two years and thereafter will be based on the level of 3 month LIBOR, the interest rate that will apply at any time on the notes may be more or less than other prevailing market interest rates at such time and in any event will never exceed 2.125% per annum during the first two years and the applicable maximum interest rate following the second year regardless of the level of 3 month LIBOR on any determination date. In addition, if 3 month LIBOR plus 0.50% is less than the applicable maximum interest rate for any quarterly interest period after the second year, the cumulative interest rate for that year will be less than such applicable maximum interest rate. As a result, the amount of interest you receive on the notes may be less than the return you could earn on other investments.

The Notes Are Subject To The Credit Risk Of Wells Fargo.

The notes are our obligations and are not, either directly or indirectly, an obligation of any third party, and any amounts payable under the notes are subject to our creditworthiness. As a result, our actual and perceived creditworthiness may affect the value of the notes and, in the event we were to default on our obligations, you may not receive any amounts owed to you under the terms of the notes.

The Agent Discount, Offering Expenses And Certain Hedging Costs Are Likely To Adversely Affect The Price At Which You Can Sell Your Notes.

Assuming no changes in market conditions or any other relevant factors, the price, if any, at which you may be able to sell the notes will likely be lower than the original offering price. The original offering price includes, and any price quoted to you is likely to exclude, the agent discount paid in connection with the initial distribution, offering expenses and the projected profit that our hedge counterparty (which may be one of our affiliates) expects to realize in consideration for assuming the risks inherent in hedging our obligations under the notes. In addition, any such price is also likely to reflect dealer discounts, mark-ups and other transaction costs, such as a discount to account for costs associated with establishing or unwinding any related hedge transaction. The price at which the agent or any other potential buyer may be willing to buy your notes will also be affected by the maximum interest rate provided by the notes and by the market and other conditions discussed in the next risk factor.

The Value Of The Notes Prior To Stated Maturity Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.

The value of the notes prior to stated maturity will be affected by interest rates at that time and a number of other factors, some of which are interrelated in complex ways. The effect of any one factor may be offset or magnified by the effect of another factor. The following factors, among others, are expected to affect the value of the notes. When we refer to the “value” of your note, we mean the value that you could receive for your note if you are able to sell it in the open market before the stated maturity date.

•	3 Month LIBOR. The value of the notes prior to maturity will be influenced by the level of 3 month LIBOR forward rates at that time.

•	Interest Rates. The value of the notes may be affected by changes in the interest rates and in the yield curve in the U.S. markets.

•

Time Remaining To Maturity. The value of the notes at any given time prior to maturity will likely be different from that which would be expected based on the then-current level of 3 month LIBOR. This difference will most likely reflect a discount due to expectations and uncertainty concerning the level of 3 month LIBOR during the period of time still remaining to the maturity date. In general, as the time remaining to maturity decreases, the value of the notes will approach the amount payable at maturity.

PRS-5

Fixed to Floating Rate Notes

Notes Linked to 3 Month LIBOR due August 25, 2021

Risk Factors (Continued)

•

Our Creditworthiness. Actual or anticipated changes in our creditworthiness may affect the value of the notes. However, because the return on the notes is dependent upon factors in addition to our ability to pay our obligations under the notes, such as the level of 3 month LIBOR, an improvement in our creditworthiness will not reduce the other investment risks related to the notes.

The Notes Will Not Be Listed On Any Securities Exchange And We Do Not Expect A Trading Market For The Notes To Develop.

The notes will not be listed or displayed on any securities exchange or any automated quotation system. Although the agent and/or its affiliates may purchase the notes from holders, they are not obligated to do so and are not required to make a market for the notes. There can be no assurance that a secondary market will develop. Because we do not expect that any market makers will participate in a secondary market for the notes, the price at which you may be able to sell your notes is likely to depend on the price, if any, at which the agent is willing to buy your notes.

If a secondary market does exist, it may be limited. Accordingly, there may be a limited number of buyers if you decide to sell your notes prior to stated maturity. This may affect the price you receive upon such sale. Consequently, you should be willing to hold the notes to stated maturity.

The Calculation Agent Is Our Affiliate And May Be Required To Make Discretionary Judgments That Affect The Return You Receive On The Notes.

Wells Fargo Securities, LLC, which is our affiliate, will be the calculation agent for the notes. As calculation agent, Wells Fargo Securities, LLC will determine 3 month LIBOR in the event that 3 month LIBOR is not determined by reference to the designated LIBOR page or bank quotations. In performing its functions, the fact that Wells Fargo Securities, LLC is our affiliate may cause it to have economic interests that are adverse to your interests as an investor in the notes, and Wells Fargo Securities, LLC’s determinations as calculation agent may adversely affect your return on the notes.

PRS-6

Fixed to Floating Rate Notes

Notes Linked to 3 Month LIBOR due August 25, 2021

Historical LIBOR Information

The following graph sets forth 3 month LIBOR for each day in the period from January 1, 2001 to August 18, 2014. On August 18, 2014, 3 month LIBOR was 0.2321%. The historical 3 month LIBOR set forth below should not be taken as an indication of 3 month LIBOR in the future.

PRS-7

Fixed to Floating Rate Notes

Notes Linked to 3 Month LIBOR due August 25, 2021

United States Federal Tax Considerations

The following is a discussion of the material U.S. federal income and certain estate tax consequences of the ownership and disposition of the notes. It applies to you only if you purchase a note for cash in the initial offering at the “issue price,” which is the first price at which a substantial amount of the notes is sold to the public, and hold the note as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). It does not address all of the tax consequences that may be relevant to you in light of your particular circumstances or if you are a holder subject to special rules, such as:

—	a financial institution;

—	a “regulated investment company”;

—	a “real estate investment trust”;

—	a tax-exempt entity, including an “individual retirement account” or “Roth IRA”;

—	a dealer or trader in securities subject to a mark-to-market method of tax accounting with respect to the notes;

—	a person holding a note as part of a “straddle” or conversion transaction or who has entered into a “constructive sale” with respect to a note;

—	a person subject to the alternative minimum tax;

—	a U.S. holder (as defined below) whose functional currency is not the U.S. dollar; or

—	an entity classified as a partnership for U.S. federal income tax purposes.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds the notes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partnership holding the notes or a partner in such a partnership, you should consult your tax adviser as to your particular U.S. federal tax consequences of holding and disposing of the notes.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof, changes to any of which subsequent to the date hereof may affect the tax consequences described herein. Any consequences resulting from the Medicare tax on investment income are not discussed. You should consult your tax adviser with regard to the application of the U.S. federal income and estate tax laws to your particular situation as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Tax Treatment of the Notes

In the opinion of our counsel, Davis Polk & Wardwell LLP, the notes will be treated as debt for U.S. federal income tax purposes. Whether the notes should be treated as “variable rate debt instruments” that provide for a single fixed rate followed by a qualified floating rate (“QFR”) or “contingent payment debt instruments,” however, will depend, among other things, upon the facts at the time of issuance of the notes. Based on market conditions as of the date hereof, we expect to treat the notes as variable rate debt instruments that provide for a single fixed rate followed by a QFR, in which case they will be taxed in the manner described in the discussions below.

Tax Consequences to U.S. Holders

This section applies only to U.S. holders. You are a “U.S. holder” if you are a beneficial owner of a note that is, for U.S. federal income tax purposes:

—	a citizen or individual resident of the United States;

—

a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

PRS-8

Fixed to Floating Rate Notes

Notes Linked to 3 Month LIBOR due August 25, 2021

United States Federal Tax Considerations (Continued)

—	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

The term “U.S. holder” also includes certain former citizens and residents of the United States.

Qualified Stated Interest and Original Issue Discount. If a note’s stated redemption price at maturity exceeds its issue price, by an amount that does not satisfy a de mnimis test, the excess will be treated as original issue discount (“OID”) for U.S. federal income tax purposes. Under applicable Treasury Regulations, the “stated redemption price at maturity” of a note generally will equal the sum of all payments required under the note other than payments of qualified stated interest (“QSI”). QSI generally includes stated interest unconditionally payable (other than in debt instruments of the issuer) at least annually at a single rate. If a note provides for more than one rate of stated interest, as with the notes, interest payable at the lowest stated rate generally is QSI, with any excess included in the stated redemption price at maturity for purposes of determining whether the note was issued with OID.

In order to determine the amount of QSI and OID (if any) in respect of the notes, an equivalent fixed rate debt instrument must be constructed. The equivalent fixed rate debt instrument is constructed in the following manner: (i) first, the initial fixed rate is converted to a QFR that would preserve the fair market value of the notes, and (ii) second, each QFR (including the QFR determined under (i) above) is converted to a fixed rate substitute (which will generally be the value of that QFR as of the issue date of the notes).

QSI on the notes will generally be taxable to you as ordinary interest income at the time it accrues or is received in accordance with your method of tax accounting. You will be required to include the OID, if any, in income for federal income tax purposes as it accrues, in accordance with a constant-yield method based on a compounding of interest. If the notes are not issued with OID, all stated interest on the notes will be treated as QSI and will be taxable to you as ordinary interest income at the time it accrues or is received in accordance with your method of tax accounting. If the amount of interest you receive in a calendar year is greater than the interest assumed to be paid or accrued under the equivalent fixed-rate debt instrument, the excess is treated as additional QSI taxable to you as ordinary income. Otherwise, any difference will reduce the amount of QSI you are treated as receiving and will therefore reduce the amount of ordinary income you are required to take into income.

Information regarding the determination of QSI and the amount of OID, if any, on the notes may be obtained by submitting a written request to us at: Wells Fargo Securities, LLC, Investment Solutions Group, 375 Park Avenue, New York, NY 10152.

Sale, Exchange or Retirement of the Notes. Upon a sale, exchange or retirement of the notes, you generally will recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (other than amounts attributable to accrued QSI, which will be treated as a payment of QSI) and your tax basis in the note. Your tax basis in the notes generally will equal the amount you paid to acquire them, increased by the amounts of OID (if any) previously included in income with respect to the notes and reduced by any payments other than QSI received. Such gain or loss generally will be long-term capital gain or loss if, at the time of the sale, exchange or retirement you held the notes for more than one year, and short-term capital gain or loss otherwise. Long-term capital gains recognized by non-corporate U.S. holders are generally subject to taxation at reduced rates. The deductibility of capital losses is subject to certain limitations.

Possible Alternative Tax Treatment

If, based on market conditions as of the issue date, the notes are not treated as variable rate debt instruments, they will instead be treated as contingent payment debt instruments for U.S. federal income tax purposes. Under this treatment, U.S. taxable investors generally would be subject to annual income tax based on the “comparable yield” of the notes, adjusted upward or downward to reflect the difference, if any, between the actual and the projected amount of the contingent payments on the notes. The “comparable yield” means the greater of (i) the annual yield we would pay, as of the issue date, on a fixed-rate, nonconvertible debt instrument with no contingent payments, but with terms and conditions otherwise comparable to those of the notes, and (ii) the applicable federal rate. In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the notes generally would be treated as ordinary income. If the notes are treated as contingent payment debt instruments, the comparable yield and the projected payment schedule with respect to a note may be obtained by submitting a written request for this information to us at: Wells Fargo Securities, LLC, Investment Solutions Group, 375 Park Avenue, New York, NY 10152.

PRS-9

Fixed to Floating Rate Notes

Notes Linked to 3 Month LIBOR due August 25, 2021

United States Federal Tax Considerations (Continued)

Backup Withholding and Information Reporting

Backup withholding may apply in respect of the amounts paid to you on a note, unless you provide proof of an applicable exemption or a correct taxpayer identification number, and otherwise comply with applicable requirements of the backup withholding rules. The amounts withheld under the backup withholding rules are not an additional tax and may be refunded, or credited against your U.S. federal income tax liability, provided that the required information is furnished to the Internal Revenue Service (the “IRS”). In addition, information returns will be filed with the IRS in connection with payments on the notes and the proceeds from a sale, exchange or retirement of the notes, unless you provide proof of an applicable exemption from the information reporting rules.

Tax Consequences to Non-U.S. Holders

This section applies only to non-U.S. holders. You are a “non-U.S. holder” if you are a beneficial owner of a note that is, for U.S. federal income tax purposes:

—	an individual who is classified as a nonresident alien;

—	a foreign corporation; or

—	a foreign estate or trust.

—	The term “non-U.S. holder” does not include any of the following holders:

—	a holder who is an individual present in the United States for 183 days or more in the taxable year of disposition of a note;

—	certain former citizens or residents of the United States; or

—	a holder for whom income or gain in respect of the notes is effectively connected with the conduct of a trade or business in the United States.

Such holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes.

Subject to the discussions below concerning backup withholding and FATCA, you will not be subject to U.S. federal income or withholding tax in respect of amounts paid on the notes, provided that:

—	you do not own, directly or by attribution, ten percent or more of the total combined voting power of all classes of our stock entitled to vote;

—	you are not a controlled foreign corporation related, directly or indirectly, to us through stock ownership;

—	you are not a bank receiving interest under Section 881(c)(3)(A) of the Code; and

—	the certification requirement described below has been fulfilled with respect to the beneficial owner.

The certification requirement referred to in the preceding paragraph will be fulfilled if the beneficial owner of a note (or a financial institution holding a note on behalf of the beneficial owner) furnishes to the applicable withholding agent an appropriate IRS Form W-8, on which the beneficial owner certifies under penalties of perjury that it is not a U.S. person.

Backup Withholding and Information Reporting

Information returns will be filed with the IRS in connection with payments of interest (including OID) on the notes and may be filed with the IRS in connection with the payment of proceeds from a sale, exchange or other disposition of the notes. You may be subject to backup withholding in respect of amounts paid to you, unless you comply with certification procedures to establish that you are not

PRS-10

Fixed to Floating Rate Notes

Notes Linked to 3 Month LIBOR due August 25, 2021

United States Federal Tax Considerations (Continued)

a U.S. person for U.S. federal income tax purposes or otherwise establish an exemption. Compliance with the certification procedures described above will satisfy the certification requirements necessary to avoid backup withholding. The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the IRS.

U.S. Federal Estate Tax

Individual non-U.S. holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers) should consider the U.S. federal estate tax implications of an investment in the notes. Absent an applicable treaty benefit, a note will be treated as U.S.-situs property subject to U.S. federal estate tax if payments on the note if received by the decedent at the time of death would have been subject to U.S. federal withholding tax as described above (even if the Form W-8 certification requirement described above were satisfied and not taking into account an elimination of such U.S. federal withholding tax due to the application of an income tax treaty). You should consult your tax adviser regarding the U.S. federal estate tax consequences of an investment in the notes in your particular situation and the availability of benefits provided by an applicable estate tax treaty, if any.

FATCA Legislation

Legislation commonly referred to as “FATCA” generally imposes a withholding tax of 30% on payments to certain non-U.S. entities (including financial intermediaries) with respect to certain financial instruments, unless various U.S. information reporting and due diligence requirements have been satisfied. An intergovernmental agreement between the United States and the non-U.S. entity’s jurisdiction may modify these requirements. Withholding under these rules (if applicable) will apply to payments of amounts treated as interest (including OID) on the notes and, if made after December 31, 2016, to payments of gross proceeds of the sale, exchange or retirement of the notes. If withholding applies to the notes, we will not be required to pay any additional amounts with respect to amounts withheld. Both U.S. and non-U.S. holders should consult their tax advisers regarding the potential application of FATCA to the notes.

PRS-11